EXHIBIT 99.1

For Immediate Release 20-22-TR	Date:	March 31, 2020

Teck Announces Updated QB2 Capital Estimate

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an update to its capital estimate for the Quebrada Blanca Phase 2 (“QB2”) project.

At sanction in December 2018, the estimated escalated capital cost of the project was US$5.2 billion¹.  The updated estimate remains at US$5.2 billion², and the go forward funding requirement from April 1, 2020 is estimated at US$ $3.9 billion³, assuming a CLP/USD rate of 775 over the remainder of the project. After project financing and partner contributions, Teck’s remaining required cash contribution toward project capital is estimated at US$880 million.

The revised estimate is based on a schedule that contemplates first production by Q2 2022, and includes a contingency of US$400 million. At the current spot exchange rate there would be an additional benefit of approximately US$240 million⁴ for the project. The estimate and schedule do not reflect the impact of the temporary suspension of project construction activities announced on March 18, 2020 in response to the COVID-19 pandemic. Further information on the potential impact of the suspension is provided below.

Considerable progress has been made across all areas of the project, and many of the highest risk activities are either completed or well-advanced. At suspension on March 18, 2020 overall progress on the project had reached 29%. The new capital estimate is based on a detailed review of all aspects of the QB2 project. Cost pressures have been largely offset by the depreciation of the Chilean peso.

“This has been a difficult period for the Chilean people as they undertake efforts to slow the spread of COVID-19, which has also impacted our people and project,” said Don Lindsay, President and CEO of Teck. “Our current focus is the health and safety of the reduced workforce remaining on the project required to maintain the facilities, and on being prepared for a rapid restart of construction activities when it is safe to do so.”

Although construction was proceeding materially in accordance with the planned construction program until the recent suspension, several external factors have extended the project schedule by approximately four months and have contributed to increasing costs. These factors include construction delays resulting from social unrest and delays in receiving certain permits and other regulatory approvals required for construction. Before the benefit of the weaker Chilean peso, these delays account for about half of the increase in costs. The other half of the cost increases can be attributed primarily to certain additional costs for safety and environmental management, additional road construction and maintenance costs, severe weather impacts, and below plan contractor performance during mobilization and ramp up.

Notes:
(1)
US$4.739 billion in constant Q2 2017 dollars plus estimated escalation of US$425 million (a range of US$300 to US$470 million provided in December 4, 2018 press release). On a 100% go forward basis from January 1, 2019 assuming a CLP/USD exchange rate of 625, including escalation and excluding working capital or interest during construction.

(2)
On a 100% go forward basis from January 1, 2019 including escalation and excluding working capital or interest during construction using actual realized exchange rates until March 30, 2020 and assuming a CLP/USD exchange rate of 775 from April 1, 2020.

(3)
The project is currently being funded through the proceeds from the subscription by Sumitomo Metal Mining Co., Ltd and Sumitomo Corporation (“SMM and SC”) for a combined 30% interest in the project and a US$2.5 billion project finance facility.  No significant funding is expected to be required from Teck until the first quarter of 2021. Timing of equity contributions from Teck assumes project finance facility and SMM and SC contributions associated with subscription spent before first draw. Thereafter, project finance facility used to fund all capital costs until target debt:capital ratio achieved on a cumulative basis, after which point project finance and equity contributions are made ratably based on this same debt:capital ratio.

(4)	Based on an assumed CLP/USD exchange rate of 850 and on the project’s current estimated CLP/USD exposure.

Prior to the COVID-19 related suspension, the rate of construction progress was increasing steadily week-on-week, and on track to achieve our target rate of +5% per month by Q3 2020. All major contractors were mobilized and the project workforce was approximately 7,800 on site at any time, with a total workforce of 15,000. Numerous construction risks are now behind us with camp construction, other temporary facilities and initial earthworks activities completed. Engineering, procurement and contracting activities are approaching 100% and in close out, which also materially reduces cost risk for the balance of the project. The new estimate for both capital costs and schedule includes updated material quantities and productivities, together with actual contracts and purchase orders in place. Consequently, we are confident in the updated capital estimate and schedule before any impacts related to the COVID-19 suspension.

Update on COVID-19 impact
There have been no confirmed cases of COVID-19 associated with QB2 employees or contractors at the work site to date. While initially planned for a two-week suspension, project construction activities remain on hold. It is not currently possible to predict when the temporary suspension of construction will be lifted.  Our priorities continue to be the safety of our reduced workforce and supporting Chilean efforts to limit transmission of COVID-19.

Assuming a 4 week construction suspension period, the impact is estimated to be approximately US$75 to $125 million and a schedule delay of up to 8 weeks, including demobilization, suspension and restart impacts. For each additional month of suspension, we estimate an additional impact of approximately US$25-50 million and one month of additional schedule delay. The final cost and schedule impact will depend on timing of a partial or full restart of construction activities, and it is possible that remobilization could take longer if the suspension period is significantly protracted.

During the suspension of construction we continue to advance procurement, manufacturing and other activities not directly related to site construction activities to accelerate future ramp up. Extensive planning continues for a safe and efficient remobilization once the decision to restart partial or full construction is made. Assuming full construction activities are restarted in the second quarter, the soonest we would expect first production is mid 2022.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) (together referred to a “forward-looking statements”). Forward-looking statements can be identified by the use of words such as “estimate”, “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”,

“should”, “would”, “might” or “will” be taken, occur, or be achieved. The forward-looking statements in this news release include statements regarding: the updated capital estimate for the QB2 project and costs related to the project; Teck’s remaining required contributions toward project capital; timing of first production; expected contingency requirements; project schedule expectations; project progress; the duration of the COVID-19 related suspension period; timing of restart of the project, duration of the suspension period and projected impact of the COVID-19 related construction suspension period; and expectations regarding QB2 activities to be undertaken during suspension of construction. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding: timely receipt of permits and other regulatory approvals; foreign exchange rates; inflation rates; construction progress and timing of restart of full construction activities; availability of labour; availability of project finance proceeds; performance by contractors, subcontractors and suppliers; there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated. The projected capital and schedule estimates do not reflect the impact of the temporary suspension of project construction activities in response to the COVID-19 pandemic.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and performance to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to: changes in general economic conditions; unanticipated permitting or construction issues, including but not limited to geotechnical or archeological issues, or suspension, withdrawal or lack of availability of permits and authorizations; unanticipated geotechnical conditions or other factors affecting the QB2 construction plan and budget including supplier, transportation, logistics or labour issues; adverse weather or natural disaster; community or social unrest; disruption of financial markets, including those affecting the project finance lenders, the company or our partners; additional measures imposed by regulatory authorities to implement or extend suspension of activities at QB2; measures imposed or undertaken by regulatory authorities or by the company, suppliers, contractors or subcontractors in response to COVID-19 that that might otherwise directly or indirectly affect the QB2 project; determination by the company to extend the suspension of construction at QB2 or expand the scope of suspended activities; and difficulties in remobilization and restart of QB2 construction due to various factors, including lack of availability of manpower or equipment.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com
Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com